Tsakos Energy Navigation Limited

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

August 3, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Lyn Shenk,
Branch Chief,

Re:	Comments Re Tsakos Energy Navigation Limited

Form 20-F: For the Fiscal Year Ended December 31, 2011

Filed on April 17, 2012

File No. 001-31236

Dear Mr. Shenk,

Thank you for your letter of July 31, 2012, and for your comments relating to our Annual Report on Form 20-F, which was filed on April 17, 2012. Please find below your comments and our response (in bold) to each.

Item 3. Key Information

Selected Consolidated Financial Data and Other Data, page 3

1.	We note that the chronological order of financial information is not consistent throughout the filing. Here you begin with fiscal year 2007 and on page F-3 you begin with fiscal year 2011. Please revise to ensure financial information reads consistently from left to right in the same chronological order throughout the filing. Please refer to ASC 205-10-S99-9 for guidance.

In any future filing we shall ensure that financial statements and other data presented in tabular form, and numerical data included in narrative sections, will read consistently from left to right in the same chronological order throughout the filing, as required by ASC 205-10-S99-9.

Item 5. Operating and Financial Review and Prospects, page 45

Critical Accounting Estimates- Impairment, page 58

2. We note that you have 31 vessels whose carrying value was in excess of their market value. Please tell us and revise to disclose whether the market value calculated for all ships was charter-free. Additionally, please consider expanding your disclosure to include a table summarizing your owned vessels that details, by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Please identify within this table those vessels whose estimated market values are less than their carrying values.

The market value calculated for all ships was charter-free. We shall disclose this in all future filings that include information on vessel values.

In our Form 20-F, on pages 30-31, we disclose the year built and the year acquired, together with the deadweight tonnage, for each vessel. In addition, on page 59 of our Form 20-F, we do identify by name all vessels that had a carrying value in excess of their market value, and disclose the amount by which their aggregate carrying value was in excess of their combined market value.

We gave serious consideration to expanding our disclosure following similar SEC comments on other shipping companies’ filings. This included discussions at our Audit Committee and Board of Directors meetings in March 2011, as to whether our filings should include per vessel data such as those suggested in your comment above.

Management believes that the aggregate information already provided was sufficiently informative, and that providing per vessel carrying values would not add material information to that already available to investors while prejudicing our commercial transactions. Given that the sale of vessels has always been an active part of our business (we have sold 26 vessels and newbuildings in the past 10 years), possibly more so than with other public shipping companies, disclosure of individual vessel carrying values from which a potential buyer may calculate our potential gain on sale, would put us in a disadvantageous position in negotiating sale prices, to the detriment of our investors. The Board of Directors concurred with management’s opinion in these respects.

3. Please revise your quarterly filings to include disclosure regarding vessels carrying and market values as provided in the Form 10-K. Additionally, please make the same revision requested in the above comment.

In all our future quarterly filings we shall include disclosure regarding vessels carrying and market values as provided in the Form 20-F and we shall disclose that market values calculated for all ships are charter-free.

Note 7. Long Term Debt, page F-17

4. We note that you were not in compliance with the loan-to-value ratios contained in certain of your loan agreements under which $621 million was outstanding at December 31, 2011. We further note that you have classified a majority of this debt as non-current. Please tell us how you determined that it was appropriate to classify this debt as non-current, including the guidance on which you relied. Additionally, please tell us what consideration was given to the guidance in ASC 470-10-45-1.

The Company advises the Staff that the non-compliance with the loan-to-value clauses contained in the affected loan agreements did not make the loans callable as of December 31, 2011. Under each of these loan agreements, a default occurs only when, following the lender’s request, the Company fails to prepay or provide any additional security at an amount sufficient to cure the loan-to-value ratio within a specified time period. Therefore we determined that the first criteria in ASC 470-10-45-1 for classification of the entire debt as current would not have been appropriate.

In determining the amount of debt that should be classified as non-current, we took into consideration the guidance in ASC 470-10-45-1. In this respect we classified as current liabilities the amount that the Company would be required to pay to satisfy the loan-to-value ratio, in the event the lenders were to request such additional security in the form of cash payment. We also considered our ability to make any potential required repayments considering our available cash and forecasted cash position for the next twelve months. As of today, none of the lenders related to the above mentioned loans has requested that the Company prepay any amount relating to the non-compliance of the loan-to-value ratio beyond the amounts already contractually scheduled to be paid within twelve months. As the Company held, and continues to hold, adequate liquid assets sufficient to meet its liquidity and working capital needs, taking into account its existing capital commitments and debt service requirements, we determined that it was not probable that we would be unable to cure any shortfalls within the periods required under the loan agreements within the next twelve months. Therefore, considering ASC 470-10-45-1b., we determined that only the amount of the shortfall necessary to bring the loan-to-value ratio to the amount required in the respective loan agreements should be classified as current. Consequently, we classified the remainder of the debt as non-current.

*****

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Paul Durham

Paul Durham

Chief Financial Officer and

Chief Accounting Officer